UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 3 to

Granite Falls Energy, LLC

(Name of Issuer)

Membership Units

(Title of Class of Securities)

(CUSIP Number)

Glacial Lakes Energy, LLC

301 20th Avenue S.E.

Watertown, South Dakota  57201

Telephone Number (605) 882-8480

With a copy to:

Michael L. Weaver

Lindquist & Vennum P.L.L.P.

4200 IDS Center

Minneapolis, Minnesota  55402

(612) 371-3987

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 18, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	Names of Reporting Persons S.S. or I.R.S. Identification No. of above persons Glacial Lakes Energy, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization South Dakota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,500

	8	Shared Voting Power 25

	9	Sole Dispositive Power 6,500

	10	Shared Dispositive Power 25

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,525

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.94%

14	Type of Reporting Person (See Instructions) CO

CUSIP No.

1	Names of Reporting Persons S.S. or I.R.S. Identification No. of above persons Madison Energy, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 25

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 25

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) .08%

14	Type of Reporting Person (See Instructions) CO

Reference is hereby made to the statement on Schedule 13D originally filed with the Securities Exchange Commission on May 25, 2007, Amendment No. 1 filed with the Securities Exchange Commission on December 8, 2008, and Amendment No. 2 filed on February 11, 2009 (collectively the “Schedule 13D”).  Pursuant to this Amendment No. 3 to Schedule 13D, Items 4, 5, 6 and 7 are hereby amended as follows:

Item 4.	Purpose of the Transaction.

Granite Falls Energy – Dispute over Potential Future Transfer of 2,000 GFE Membership Units

The Membership Unit Purchase Agreement

On December 4, 2008, Glacial Lakes Energy, LLC and Fagen, Inc. entered into a Membership Unit Purchase Agreement under which Fagen agreed, subject to certain conditions, to purchase 2,000 Membership Units in Granite Falls Energy, LLC from Glacial Lakes, for a purchase price of $1,000 per membership unit or $2,000,000 purchase price in aggregate.  Under the terms of the Purchase Agreement, Fagen paid the purchase price for the 2,000 Membership Units to Glacial Lakes upon execution of the Purchase Agreement.  Glacial Lakes owns 6,500 Membership Units in Granite Falls Energy (approximately 20.9% of the Membership Units outstanding).  Under the terms of the Granite Falls Energy Member Control Agreement, Glacial Lakes has the right to appoint two governors to the board of governors of Granite Falls Energy so long as it or its successor-in-interest to the 6,500-unit block of Membership Units hold at least 20% of the issued and outstanding Membership Units of Granite Falls Energy.

Under the terms of the Purchase Agreement, any closing of the purchase and sale transaction will take place upon satisfaction or waiver of the conditions to the obligations of the parties to consummate the transaction, and not later than seven months from the date of the Purchase Agreement.  If a closing takes place, Glacial Lakes will deliver at the closing all necessary certificates, instruments, and documents to effect the transfer of the 2,000 Membership Units on the terms and conditions of the Purchase Agreement, including endorsed certificates for the 2,000 Membership Units or duly executed assignment documents.

The closing of the transaction is subject to customary closing conditions, including accuracy of representations and warranties of the parties to each other, delivery of the 2,000 Membership Units free and clear of all liens, encumbrances and security interests, and approval of the transfer by the Granite Falls Energy Board of Governors.  The closing is also subject to Glacial Lakes’ right to complete a sale of the entire 6,500-unit block of Membership Units in Granite Falls Energy to a third party within seven months of the date of the Purchase Agreement.  If Glacial Lakes enters into an agreement to sell the 6,500-unit block of Membership Units to a third party, it must notify Fagen promptly.  If Glacial Lakes completes a sale of the 6,500-unit block of Membership Units to a third party, the Purchase Agreement with Fagen terminates automatically, Glacial Lakes must immediately return to Fagen the $2.0 million purchase price that was paid by Fagen to Glacial on the execution of the Purchase Agreement.  Glacial must pay Fagen a termination fee equal to (1) the amount of any distributions paid by Granite Falls Energy after December 4, 2008 and before the termination and (2) the amount if any the purchase price per unit paid by the third party exceeds $1,000, multiplied by the 2,000 Membership Units that were covered by the Purchase Agreement with Fagen.

On January 13, 2009, without any request for approval of the transaction by either Glacial Lakes or Fagen or submission of any other transfer request documents, the Board of Governors of Granite Falls Energy adopted a Resolution unilaterally approving the “transfer” of 2,000 Membership Units from

Glacial Lakes to Fagen, and deeming the transfer to have closed on and be effective as of January 13, 2009.  In subsequent correspondence to Glacial Lakes, Granite Falls Energy refused to reverse its Board action and indicated that, as a result of the “transfer”, Glacial Lakes’ appointed governors to the Granite Falls Board were deemed to have resigned and Glacial Lakes no longer had the right to appoint governors to the Granite Falls Energy’s Board.

Glacial Lakes sent written correspondence to Granite Falls’ legal counsel on January 13, 2009 and again on January 27, 2009 demanding that such Board action be reversed and indicating that the Board action was unwarranted, unsupported, interfered with Glacial Lakes’ purchase agreement with Fagen, and diminished the value of Glacial Lakes’ investment in Granite Falls.  Granite Falls Energy refused to reverse its action.

Complaint against Granite Falls and certain members of its Board of Governors

On February 4, 2009, Glacial Lakes Energy filed a Complaint in Yellow Medicine County against Granite Falls Energy and seven individual board members of Granite Falls Energy, seeking declaratory judgment reversing the Granite Falls’ Board action, reinstating the right of Glacial Lakes to appoint two board members to the Granite Falls’ Board, and restoring the right of Glacial Lakes to sell the entire 6,500-unit block to a third party together with the right to appoint two board members.  Glacial Lakes also asserted claims against Granite Falls and the individual board members for breach of contract, conversion, breach of fiduciary duty, and violation of the Minnesota Limited Liability Company Act (sections 322B.833 and 322B.38).  In addition to injunctive relief, Glacial Lakes is seeking damages, and an award of attorneys’ fees for violation of the Minnesota LLC Act.

Order on Glacial Lakes Energy’s Request for Temporary Restraining Order and Temporary Injunctive Relief

On February 18, 2009, the District Court of Yellow Medicine County, Minnesota entered an order for injunctive relief in favor of Glacial Lakes Energy.  The order enjoins Granite Falls and its Board: (1) from entering in the books and records of the Granite Falls any record or sale or transfer of 2000 Membership Units from Glacial Lakes Energy to Fagen based upon the December 4, 2008 Membership Unit Purchase Agreement; (2) Granite Falls and its Board shall rescind and reverse any entries made in the books and records of Granite Falls that record or direct sale or transfer of 2000 Membership Units from Glacial Lakes Energy to Fagen based upon the December 4, 2008 Membership Unit Purchase Agreement; (3) Granite Falls shall ensure that its records reflect that Glacial Lakes Energy’s ownership of 6500 Membership Units until such time as Glacial Lakes Energy provides an executed request for transfer along with appropriate support documentation; and (4) Glacial Lakes Energy’s appointees to the Granite Falls Board are restored to the Granite Falls Board and Granite Falls’ Board is enjoined from interfering with the attendance by these Board members at Granite Falls board meetings.

Additional Information

In addition to the transactions described above, Glacial Lakes and Madison Energy may from time to time acquire membership units in the open market or in privately negotiated transactions, subject to availability of membership units at prices deemed favorable, based on the Company’s business or financial condition and other factors and conditions that Glacial Lakes and Madison Energy deems appropriate.  Alternatively, Glacial Lakes and Madison Energy may sell all or a portion of the membership units reported herein (and any units it may acquire in the future) in privately negotiated transactions or in the open market.  In addition, Glacial Lakes and Madison Energy may formulate other purposes, plans or proposals regarding the Company or any of its securities to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
See the response to Item 4 above and the exhibits identified in Item 7 below.

Item 7.	Material to be Filed as Exhibits.

7.1                               Membership Unit Purchase Agreement by and between Glacial Lakes Energy, LLC and Fagen, Inc. dated December 4, 2008 (Incorporated by reference to Exhibit 7.1 to Amendment No. 1 to Schedule 13D filed on December 8, 2008).

7.2                             Letter dated January 13, 2009 from Michael L. Weaver to Messrs. William E. Hanigan and Judd W. Vande Voort (Incorporated by reference to Exhibit 7.2 to Amendment No. 2 to Schedule 13D filed on February 11, 2009).

7.3.                            Letter dated January 27, 2009 from Michael L. Weaver to Messrs. William E. Hanigan and Judd W. Vande Voort (Incorporated by reference to Exhibit 7.3 to Amendment No. 2 to Schedule 13D filed on February 11, 2009).

7.4                               Complaint filed in Yellow Medicine County, Minnesota dated February 4, 2009 (Incorporated by reference to Exhibit 7.4 to Amendment No. 2 to Schedule 13D filed on February 11, 2009).

7.5                             Order for Injunctive Relief by the District Court for the Eighth Judicial District, Yellow Medicine County Minnesota dated February 18, 2009.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 19, 2009

Name:	/s/ James A. Seurer
James A. Seurer, Chief Executive Officer, Interim Chief Financial Officer
Glacial Lakes Energy, LLC

Name:	/s/ James A. Seurer
James A. Seurer, Chief Executive Officer, Interim Chief Financial Officer
Madison Energy, LLC